Exhibit 1.02

Luminex Corporation
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). For the purposes of the required good faith reasonable country of origin inquiry (RCOI), Luminex continued to received supply chain responses through April 30, 2014. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or did come from recycled and scrap sources, they must submit a Form SD which describes the RCOI completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, a Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

1.    Company Overview

This report has been prepared by management of Luminex Corporation (herein referred to as “Luminex,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all subsidiaries that are required to be consolidated.

Luminex develops, manufactures and sells proprietary biological testing technologies and products with applications throughout the life sciences and diagnostics industries.  These industries depend on a broad range of tests, called bioassays, to perform diagnostic tests and conduct life science research.

2.    Products Overview

Luminex’s products are classified in the following categories: instruments, consumables, assays and reagents. We conducted an internal analysis of our products and found that the primary risk of conflict minerals is found in our instruments. Our internal analysis determined that our consumables, assays and reagents do not contain conflict minerals as they are made up reagent grade or better chemicals and biological reagents not intentionally containing conflict minerals and they could contain only trace amounts of conflict minerals as a contaminant.

3.    Supply Chain Overview

Luminex relies upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. Our suppliers are requested to provide the 3TG sourcing information to us per our Conflict Minerals Policy.

In addition, we have performed an analysis of our instrument components, and the role that suppliers play throughout our manufacturing processes. We defined the scope of our conflict minerals due diligence by identifying, and using a third party service provider to reach out to, our current suppliers that provide instrument components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and using a third party service provider, launched our conflict minerals due diligence communication survey to these suppliers.

We have historically purchased many of the components and raw materials used in our products from numerous suppliers worldwide. As we do not source directly from smelters or mines, we are working with our suppliers and third party service providers to understand the sources of the metals contained in our products. We rely on our direct suppliers and third party service providers to provide information on the origin of the 3TG contained in instrument components and materials supplied to us - including sources of 3TG that are supplied to them from their upstream supply chain sources. Contracts with our suppliers are frequently in force for three to five years or more and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we are adding a clause to require suppliers to provide information about the source of conflict minerals and smelters. It will take a number of years to ensure that all of our supplier contracts contain appropriate flow-down clauses. In the meantime, as described below, we are working with suppliers and third party service providers to ensure they provide the 3TG sourcing information until the contracts can be amended.

4.    RCOI and RCOI conclusion

We conducted an analysis of our products and found that Conflict Minerals can be found in Luminex’s instruments. Therefore, the products that we manufacture are subject to the reporting obligations of the Rule.

As part of Luminex’s compliance review, all products and suppliers were assessed in order to identify Conflict Minerals scope and risk. This review resulted in Luminex focusing its efforts for the initial year of compliance on our higher risk products, which we determined are our instruments, as it is not practicable to conduct a survey of all of our suppliers. Our review determined that our consumables, assays and reagents do not contain conflict minerals as they are made up of reagent grade or better chemicals and biological reagents not intentionally containing conflict minerals and that they could contain only trace amounts of conflict minerals as a contaminant. As the suppliers of components of instruments were the most likely to contain 3TG, we, through a third party service provider, surveyed these identified suppliers. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule.

Despite having conducted the RCOI, we are unable with absolute assurance to determine the country of origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a CMR as an Exhibit to Form SD.

The products that we manufacture that are subject to the reporting obligations of Rule 13p-1, which are our instruments such as our LX 100/200™, FLEXMAP 3D® and MAGPIX®, are “DRC conflict undeterminable”, because we have been unable to determine, after exercising due diligence as required by the Rule, the country origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; or their mine or location of origin or that such 3TG did not directly or indirectly finance of benefit armed groups in the Covered Countries. Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers.

In accordance with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the Conflict Minerals Rule, this report is publicly available on our website at www.luminexcorp.com/CorporateResponsibility.

5.    Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Luminex Corporation (Luminex) is committed to sound ethical practices and full compliance with all applicable laws and regulations. We strive to act in an environmentally and socially responsible manner, in compliance with applicable laws, while meeting the needs of our customers and shareholders.

In July 2010, the U.S. Congress passed Section 1502 of the Dodd-Frank Financial Reform and Consumer Protection Act (Dodd-Frank Act) and in 2012 the U.S. Securities and Exchange Commission (SEC) issued final rules implementing the “conflict mineral” disclosure provisions of Section 1502 of the Dodd-Frank Act. Section 1502 applies to manufactured goods containing the following minerals: tantalum, tin, gold, or tungsten, hereafter collectively referred to as “conflict minerals.” Under these rules, publicly-traded companies, like Luminex, are required to make reasonable country of origin inquiries and, depending on the circumstances, undertake further due diligence to determine the source and chain of custody of “conflict minerals” that are contained in their products. Further, these companies must annually disclose and submit Conflict Mineral Reports to the SEC if their products contain “conflict minerals” originating from the Democratic Republic of Congo (DRC) or adjoining countries, where armed groups controlling local mines are using mining proceeds to fund regional conflicts.

Luminex is collaborating with its suppliers, other companies, service providers and consultants to track the origin of metals used in our products to ensure compliance with SEC rules. The international supply chain for these minerals is complex and tracking them is challenging. We are using our reasonable best efforts to ensure that we do not directly or indirectly support violence and human rights abuses in the DRC region.

Although Luminex does not directly purchase any conflict minerals from suppliers, Luminex purchases component parts from its suppliers that Luminex endeavors to ensure do not contain conflict minerals. Suppliers are expected to ensure that parts and products supplied to Luminex Corporation are DRC conflict-free and do not contain metals derived from “conflict minerals” or their derivatives such that they directly or indirectly finance or benefit armed groups through mining or mineral trading in the DRC region. Suppliers are expected to establish policies, due diligence frameworks, and management systems, consistent with the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, that are designed to accomplish this goal. We also request them to submit their sourcing information using the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s Conflict Minerals Reporting Template (the Template) as a standard.

Luminex will evaluate its relationships with its suppliers on an ongoing basis to ensure continued compliance with this policy. Luminex fully expects our suppliers to cooperate with us and to provide information to support these efforts. Suppliers that do not reasonably comply with Luminex’s Conflict Mineral Policy will be reviewed by Luminex’s supply chain management to assess whether Luminex will conduct business with those suppliers in the future.

Our policy is publicly available on our website at www.luminexcorp.com/CorporateResponsibility.

6.    Due Diligence Process

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in OECD Guidance and the related Supplements for 3TG. The subsections below describe our due diligence process based on the OECD Guidance.

Management Systems

As described above, Luminex has adopted a Conflict Minerals Policy which is posted on our website at www.luminexcorp.com/CorporateResponsibility.

Internal Team

Luminex has established a management system for Conflict Minerals. Our management system is sponsored by the CFO and Vice President of Quality Assurance and Regulatory as well as executive-level representatives and a team of subject matter experts from relevant functions such as quality assurance, purchasing, document control, IT, and manufacturing engineering. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Chief Regulatory Engineer who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other manufacturers. We rely on the following industry-wide initiatives to disclose upstream actors in the supply chain: CFSI, the ITRI Tin Supply Chain Initiative (iTSCi) and the Public Private Alliance for Responsible Minerals Trade (PPA).

Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all Luminex employees and our requests that suppliers provide us with Conflict Mineral information, including the completion of the Template.

Supplier Engagement

With respect to the OECD due diligence guidance to strengthen engagement with suppliers, we are utilizing a third party servicer provider and our Purchasing department to contact suppliers in a supporting role to our Quality Assurance and Regulatory department.   We continue to develop a supplier communication package to assist with the education of our suppliers. As we enter into new contracts, or our contracts renew, we are adding a clause to require suppliers to provide information about the source of conflict minerals and smelters.

Grievance Mechanism

We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Luminex’s policies. Technical Support receives complaints and inquiries from customers, suppliers and partners for all Luminex supported products. Technical Support documents all customer communications, triages complaints as required, and leads investigations for issue resolution.

Maintain records

We have a policy to retain relevant records. Luminex uses a third party service provider’s database at this time to maintain reviewable business records.

Luminex is implementing PLM Product Governance and Compliance to manage and retain compliance data related to Conflict Minerals utilizing both internal and external resources. This will also allow Luminex to show the long-term evolution and improvement of its program to its shareholders.

7.    Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We have identified approximately 450 direct and indirect instrument component suppliers. We rely on these suppliers, whose components may contain 3TG, to provide us with information about the source of any conflict minerals contained in the components supplied to us. Both our direct and indirect suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to the Rule. When we identify a risk in the supply chain, we will engage with our direct supplier and develop a time frame in which the risk can be mitigated, which may include taking appropriate steps to transition procurement from a different supplier.

8.    Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Luminex is instituting a risk management plan, through which risks are identified and mitigations developed. The conflict minerals program is implemented, managed and monitored through the RCOI due diligence plan.

As described above, we utilize many upstream resources in the following industry-wide initiatives to disclose upstream actors in the supply chain, including the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI), CFSI, the iTSCi and the PPA.

As part of our risk management plan, to ensure suppliers understand our expectations we have contracted with a third party service provider to use their services and their software and services to conduct our RCOI. For 2013, these services involved sending the Template to our instrument component direct and indirect suppliers. The Template contains instructions, definitions and a questionnaire that must be completed and signed by an appropriate supplier signatory. We communicate with any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. To date, we have found no instances where it was necessary to terminate a contract or find a replacement supplier, but we have not received responses from all of our suppliers.

9.    Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our utilization in the CFSI.

10.    Due Diligence Process and Results

Request Information

Through our use of a third party service provider’s software and services, we conducted a survey of those suppliers described above using the Template. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The Template includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters Luminex and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in a company's products, as well as supplier due diligence. Written instructions and recorded training videos illustrating the use of the tool are available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Survey Responses

Luminex surveyed our identified instrument component suppliers. Through our third party service provider, we received responses from approximately 40% of the suppliers surveyed. Our third party service provider reviewed the responses against criteria developed to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. In the future, we, along with our third party service provider, will work directly with these suppliers to provide revised responses.

The large majority of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to Luminex. With the exception of a few suppliers, we are unable to determine whether any of the conflict minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Supplier responses included the names of approximately 800 entities listed by our suppliers as smelters or refiners. Approximately 10% of these entities were identified as certified Conflict-Free using the Template and approximately another 15% of these entities were identified as known smelters matching EICC’s list of verified known smelters. We compared these facilities to the CFSI list of smelters and where a supplier indicated that the facility was certified as Conflict-Free, we ensured that the name was listed by CFSI as certified under their voluntary certification process. The remaining 75% of the entities listed by our suppliers as smelters or refiners were unable to be validated as in fact being smelters or refiners. Luminex supports the refinement and expansion of the list of participating smelters through the CFSI program.

Efforts to determine mine or location of origin

Through our use of guidance proposed by CFSI and iTSCi, the OECD implementation programs, and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

All but a small percentage of our suppliers were unable to represent to us that 3TG from the entities they listed had actually been included in components they supplied to Luminex. In addition, approximately 75% of the entities listed by our suppliers as smelters or refiners were not able to be validated as, in fact, being smelters or refiners. We have therefore elected not to present the smelter and refiner names in this report.

11.    Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.
Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

d.	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Forward-looking Statements
Please note that forward-looking statements relating to our future plans are based on our current expectations and assumptions, and are not intended to be guarantees. Our actual actions may differ from these forward-looking statements.